UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2025

Jonathan Cross
Chairman
Shefford & Companies, Inc.
1852 Banking Street Suite 29551
Greensboro, NC 27408

Re: Shefford & Companies, Inc.
Amendment No. 1 to Registration Statement on Form 10-12G
Filed February 3, 2025
File No. 000-56601

Dear Jonathan Cross:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Amendment No.1 to Registration Statement on Form 10-12G

General

1. We note your responses to prior comments 1 and 18 and your revised disclosure. We also note your disclosure that you are in the development stage and that you have limited operations, but you have not identified yourself as a shell company. Please revise your filing to disclose that you are a shell company, as defined by Rule 12b-2 under the Exchange Act, because you appear to have no or nominal operations and no or nominal assets. Accordingly, please prominently disclose your shell company status and disclose the consequences of that status. If you continue to believe you are not a shell company, please provide us with a legal analysis.
2. Please refer to prior comment 17. It appears that you are not in compliance with the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. You should file all required reports. Please advise us as to when you intend to file the delinquent reports.

Item 7. Certain Relationships and Related Transactions, page 9

3. We note your response to prior comment 12. You state on page 9 that Mr. Jonathan Cross, your sole shareholder, has paid all expenses incurred by you and will continue to do so on a going forward basis. Please revise your disclosure to disclose the total amount loaned or advanced to you by Mr. Cross as of the most recent practicable date, as well as how much the company currently owes Mr. Cross, or advise. Please also include risk factor disclosure discussing that the loans or advances will be converted to common shares as such time as you are sold, your stock begins trading on the OTC Markets or is listed on an exchange.

Item 15. Financial Statements and Exhibits, page 14

4. We note that Exhibit 3.1, Certificate of Incorporation, only includes one page even though it indicates it is one of four pages. Please revise to file the complete Certificate of Incorporation.

Note 4. Related Party Transactions, page F-8

5. We note you did not respond to prior comment 15 and therefore, we reissue the comment. We also note your disclosure that your sole shareholder, Jonathan Cross, has paid all expenses incurred by you and has committed to funding all expenses until such time as you are self-sustaining. We further note your disclosure that these payments for expenses are advances and the terms of repayment are not fixed. Please address the following:
   - Revise your financial statements to include all costs of doing business. Refer to SAB Topic 5.T.
   - Revise your disclosure, here or elsewhere in the financial statement footnotes as applicable, to clarify any requirements to reimburse these advances and how that impacts your accounting treatment under SAB Topic 5.T.
   - Revise your disclosure, here or elsewhere in the financial statement footnotes as applicable, to include your accounting policy related to expenses paid by others on your behalf.
   - Revise your disclosure to include the dollar amounts of transactions with Mr. Cross for your income statement period presented, as well as amounts due to or due from Mr. Cross as of your balance sheet date. Refer to ASC 850-10-50-1.

Note 7. Subsequent Events, page F-8

6. We note you did not respond to prior comment 16 and that you have removed disclosure previously included in your Form 10-12G filed on October 12, 2023 stating that Jonathan Cross provided you with a $3,000 loan for administrative expenses as of September 11, 2023. Please explain the facts and circumstances surrounding this loan, why you removed the disclosure from your filing, and how you have accounted for this transaction in your financial statements.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact William Schroeder at 202-551-3294 or Ben Phippen at 202-551-3697 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance